UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 27, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Banco Santander (Brasil) S.A.

4th quarter 2015 (BR GAAP) Results

Simple | Personal | Fair

Santander

DISCLAIMER

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results ,performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any fourth party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

The only international bank with scale in Brazil

Customer orientation	✓ Focus on **digitalization** ✓ **Simpler, swifter and differentiated** services ✓ Quality of services improvement reflected in **the ranking of complaints**
Differentiated and innovative businesses	✓ **Wholesale banking: first** in project finance **advisory** and in the **foreign exchange** market ✓ **Acquiring: integrated offer** leveraging the **SMEs** businesses ✓ The most complete consumer **finance business** platform and **leader in car financing for individuals**
Industry leader in cost control	✓ Over the past three years cost **savings exceeded 15%** in real terms
Efficient risk management	✓ Increased **risk management capabilities** and **strong oversight**

Solid results leading to increased profitability and higher dividend payments

Brazil provides an important contribution to the Group's results

Ordinary attributable profit (Euros million)


+2.6%
5,816
5,966
2014
2015

Ordinary attributable profit geographic segmentation


Argentina 4%
Other LatAm 1%
Other Europe 2%
Chile 5%
UK 23%
Brazil 19%
Mexico 7%
SCF 11%
USA 8%
Portugal 4%
Poland 4%
Spain 12%

RATINGS	Long Term	Short Term	Outlook
Fitch Ratings	A-	F2	Stable
Standard & Poor's	A-	A-2	Stable
Moody's	A3	P-2	Positive

The economic adjustment process will be longer than initially expected

GDP (YoY growth %)


0.1
-3.8
-3.0
0.8
2014
2015 (e)
2016 (e)
2017 (e)

Interest rate – Selic (%)


11.75
14.25
14.64
12.75
2014
2015
2016 (e)
2017 (e)

Inflation (IPCA %)


6.4
10.7
7.2
5.7
2014
2015
2016 (e)
2017 (e)

Exchange rate (R$ / US$)


2.66
3.90
4.30
4.40
2014
2015
2016 (e)
2017 (e)

Source: Brazilian Central Bank, IBGE, Focus Research Forecast (01/22/2016).

2015 Evolution

- Net profit has reached R$ 6.6 billion, up 13.2%
- Net interest income +7.2% and commissions +7.3%
- A leader in cost control, with costs increasing well below inflation
- Credit portfolio up 6.6% and customer funding +14.4%
- Delinquency >90d remains stable at 3.2%
  Strong increase in coverage +19 p.p. (199%)
- Comfortable capital and liquidity position

Higher results leading to increased profitability in 2015



Net profit (R$ million)
5.7%
-5.9%
13.2%
1,521
1,633
4,832
3,157
1,675
1,708
1,607
5,850
9,781
3,157
6,624
4Q14
1Q15
2Q15
3Q15
4Q15
2014
2015
Extraordinary events 2Q15

Managerial profit (R$ million)	2015	2014	Var. % YoY	Var. % QoQ
Net interest income	29,636	27,649	7.2%	-3.2%
Fee and commission income	11,867	11,058	7.3%	10.0%
Total revenues	41,503	38,707	7.2%	0.4%
Allowance for loan losses	(9,661)	(9,392)	2.9%	12.8%
General expenses	(17,323)	(16,749)	3.4%	8.0%
Others	(6,627)	(5,576)	18.9%	0.9%
Profit before taxes	7,892	6,991	12.9%	-28.3%
Taxes and minority interest	(1,268)	(1,142)	11.1%	-102.9%
Managerial net profit	6,624	5,850	13.2%	-5.9%

Net interest income up, with spreads stable in the last quarters

Net interest income breakdown (R$ million)


5.7%
-3.2%
7.2%
6,983
7,140
7,480
7,631
7,384
27,649
29,636
1,522
1,635
1,707
1,805
1,535
5,259
6,682
351
368
374
392
376
1,315
1,510
5,110
5,137
5,399
5,435
5,473
21,075
21,444
4Q14
1Q15
2Q15
3Q15
4Q15
2014
2015
Credit
Deposit
Others

Credit and deposit spread (%)


Credit
8.6%
8.4%
8.5%
8.5%
8.5%
Deposit
1.0%
1.1%
1.1%
1.1%
1.1%
4Q14
1Q15
2Q15
3Q15
4Q15

11.3%	12.2%	13.1%	14.0%	14.3%

Selic Interest Rate (average)

Volumes reflect the weak macro backdrop, however client's base envolved positively

Expanded portfolio (R$ billion)


6.6%
-0.3%
310.6
324.3
321.2
331.9
330.9
Dec.14
Mar.15
Jun.15
Sep.15
Dec.15

			Var. %		
R$ million	Dec-15	Dec-14	YoY	QoQ	Share loan portfolio in Dec/15
Individuals	84,805	78,304	8.3%	2.4%	32%
Consumer finance	33,931	36,756	-7.7%	-0.4%	13%
SMEs	31,572	31,745	-0.5%	-0.2%	12%
Corporate	110,680	98,709	12.1%	-2.5%	42%
Total	260,988	245,514	6.3%	-0.4%	100%
Other transactions[1]	69,958	65,079	7.5%	0.0%	
Expanded portfolio	330,946	310,593	6.6%	-0.3%	

[1] Includes other Credit Risk Transactions with customers (Debenture, FIDC, CRI, Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees).

Solid growth in funding

Total funding (R$ billion)


14.2%
0.7%
451.6
469.3
493.8
512.3
515.9
4Q14
1Q15
2Q15
3Q15
4Q15

R$ million	Dec-15	Dec-14	Var. % YoY	Var. % QoQ
Demand deposits + savings deposits	51,683	53,988	-4.3%	-4.4%
Time deposits + debentures[1]	176,754	160,143	10.4%	-0.1%
Treasury notes (letras financeiras)[2]	59,499	37,583	58.3%	5.1%
Funding from clients - on balance	287,936	251,714	14.4%	0.1%
Others	29,461	35,822	-17.8%	-21.6%
Assets under management	198,534	164,111	21.0%	6.1%
Total Funding + AUM	515,931	451,648	14.2%	0.7%

[1] Includes Real Estate Credit Notes (LCI), and Agribusiness Credit Notes (LCA); 2. Includes Certificates of Structured Operations (COE).

Good performance in transactionality: current account, lending operations and collection

Commission (R$ million)


7.8%
10.0%
2,977
2,828
2,910
2,919
3,210
4Q14
1Q15
2Q15
3Q15
4Q15

R$ million	2015	2014	Var. % YoY	Var. % QoQ
Asset management	1,028	1,008	1.9%	-8.5%
Current account	2,052	1,839	11.6%	4.9%
Lending operations	1,380	1,255	10.0%	6.9%
Insurance	1,987	1,800	10.4%	36.0%
Cards	3,494	3,429	1.9%	7.6%
Collection services	1,025	924	10.9%	5.1%
Securities brokerage and placement	516	501	3.0%	36.3%
Others	386	303	27.3%	-5.2%
Total	11,867	11,058	7.3%	10.0%

Credit quality and coverage at comfortable levels

NPL (from 15 to 90 days)


6.4%
6.8%
6.8%
6.7%
6.3%
4.1%
4.3%
4.5%
4.3%
5.0%
2.2%
2.5%
2.6%
2.4%
4.0%
Dec.14
Mar.15
Jun.15
Sep.15
Dec.15

NPL (over 90 days)


4.8%
4.3%
4.4%
4.6%
4.7%
3.3%
3.0%
3.2%
3.2%
3.2%
2.1%
2.0%
2.3%
2.2%
2.1%
Dec.14
Mar.15
Jun.15
Sep.15
Dec.15

Coverage ratio (over 90 days)


180.0%
185.1%
199.4%
Dec.14
Sep.15
Dec.15

Individuals — Total — Corporate

Moderate increase in provisions given the challenging environment

Allowance for loan losses (R$ million) and **Cost of credit** (%)


3.1%
2.9%
3.1%
3.3%
3.6%
3.5%
3.2%
29.8%
12.8%
2.9%
9,392
9,661
2,128
2,112
2,338
2,448
2,762
11,909
12,007
2,795
2,568
2,967
2,975
3,497
(667)
(457)
(628)
(527)
(735)
(2,517)
(2,346)
4Q14
1Q15
2Q15
3Q15
4Q15
2014
2015
Income from recovery of written off loans
Allowance for loan losses
Cost of credit

Discipline and leadership in cost control

Expenses (R$ million)


4.3%
8.0%
4,440
502
3,938
4,103
533
3,571
4,300
567
3,733
4,288
397
3,891
4,632
395
4,237
4Q14
1Q15
2Q15
3Q15
4Q15
General expenses
Amortization and depreciation

R$ million	2015	2014	Var. % YoY	Var. % QoQ
General expenses	15,431	14,853	3.9%	8.9%
Depreciation and amortization	1,892	1,896	-0.2%	-0.5%
Total	17,323	16,749	3.4%	8.0%

In 2015 we improved efficiency and profitability

Efficiency ratio (%)


50.8%
49.8%
2014
2015

Recurrence (%)


66.0%
68.5%
2014
2015

ROAA (%)


1.2%
1.1%
2014
2015

ROAE (%)


11.5%
12.8%
2014
2015

Balance sheet strength and improving liquidity position


Loan to deposit[1] (%)
97.5%
91.1%
90.6%
Dec.14
Sep.15
Dec.15


BIS ratio (%)
17.5%
1.4%
16.1%
15.8%
1.4%
14.4%
15.7%
1.4%
14.3%
Dec.14
Sep.15
Dec.15
Tier I
Tier II

[1]Total loan portfolio / funding from clients.

- ✓ Focused on **profitable growth**, taking advantage of our alternative positioning to the other private banks;
- ✓ Improved **service offering and quality** for customers, impacting the Retail results;
- ✓ The only bank with an **integrated Retail-Wholesale platform**, geared towards the growth of transactionality;
- ✓ Consolidation of our growth and profitability pillars: **Acquiring, Consumer Finance and Payroll Loans**;
- ✓ **Leadership** in certain digital platforms: Webmotors and Conta Super (in process);
- ✓ **Discipline** and leadership in **cost management**, growing below inflation;
- ✓ **Effective risk management**, even in an adverse scenario;
- ✓ Greater predictability, supported by a **stable and growth-driven organization**.



Instituto Inhotim
Sponsorship of Claudia Andujar's gallery, known worldwide for her documentary record of the Yanomami Indians in the Amazon

Museu do Amanhã
Largest investment with own resources in Brazil




Santander
UNIVERSIDADES

Santander Universities





Over R$ 4 billion invested since 1996	Over R$ 210 million since 2011
1,200 academic collaboration agreements in 20 countries	Over 450 academic collaboration agreements
Over 200,000 scholarships granted since 1996	Over 6,000 students have benefited from international exchange programs

Santander is the company that invests the most in education worldwide

Global Fortune 500 Ranking, 2015



Amigo de Valor

One of Brazil's largest social mobilization and fund raising programs to support children and adolescents.

42 municipalities served
160 professionals trained

Attended by over **26,500 employees and interns** and more than **2,600 customers**
Amount raised: R$ 8.4 million

In 2016, our social and cultural investments will benefit approximately 1.4 million people in Brazil

ANNEXES

Managerial financial statement (R$ million)	2015	2014	Variation Abs.	%
Net interest income	29,636	27,649	1,986	7.2%
Allowance for loan losses	(9,661)	(9,392)	(269)	2.9%
Net interest income after loan losses	19,975	18,258	1,717	9.4%
Fee and commission income	11,867	11,058	810	7.3%
General expenses	(17,323)	(16,749)	(574)	3.4%
Personnel expenses + profit sharing	(8,079)	(7,387)	(693)	9.4%
Administrative expenses	(9,244)	(9,362)	118	-1.3%
Tax expenses	(3,373)	(3,139)	(234)	7.4%
Investments in Affiliates and Subsidiaries	2	3	(1)	-41.0%
Other Income (Expenses)	(3,373)	(2,580)	(793)	30.7%
Non Operating Income	117	141	(23)	-16.7%
Income before taxes	7,892	6,991	900	12.9%
Income tax and social contribution tax	(1,077)	(943)	(134)	14.2%
Minority interest	(191)	(199)	7	-3.6%
Net profit	6,624	5,850	774	13.2%

Managerial financial statement (R$ million)	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15
Net interest income	7,000	6,686	6,980	6,983	7,140	7,480	7,631	7,384
Allowance for loan losses	(2,346)	(2,451)	(2,466)	(2,128)	(2,112)	(2,338)	(2,448)	(2,762)
Net interest income after loan losses	4,654	4,235	4,514	4,854	5,028	5,142	5,183	4,622
Fee and commission income	2,633	2,683	2,765	2,977	2,828	2,910	2,919	3,210
General expenses	(3,974)	(4,032)	(4,303)	(4,440)	(4,103)	(4,300)	(4,288)	(4,632)
Personnel expenses + profit sharing	(1,760)	(1,788)	(1,863)	(1,976)	(1,861)	(1,962)	(2,054)	(2,202)
Administrative expenses	(2,214)	(2,244)	(2,439)	(2,464)	(2,242)	(2,337)	(2,234)	(2,430)
Tax expenses	(767)	(782)	(768)	(822)	(929)	(889)	(770)	(784)
Investments in Affiliates and Subsidiaries	(0)	0	0	2	1	0	0	0
Other Income (Expenses)	(806)	(444)	(481)	(850)	(802)	(925)	(844)	(802)
Non Operating Income	9	37	67	28	78	39	21	(21)
Income before taxes	1,749	1,697	1,795	1,749	2,100	1,977	2,222	1,593
Income tax and social contribution tax	(269)	(230)	(282)	(162)	(408)	(293)	(431)	55
Minority interest	(53)	(30)	(50)	(66)	(60)	(9)	(82)	(40)
Net profit	1,428	1,437	1,464	1,521	1,633	1,675	1,708	1,607

Assets (R$ million)	Dec-14	Mar-15	Jun-15	Sep-15	Dec-15
Current asset and long-term assets	572,730	596,216	591,269	689,054	663,809
Cash and cash equivalents	5,075	4,964	5,525	6,928	6,864
Interbank investments	39,809	48,736	56,850	59,264	55,810
Securities and derivative financial instrument	132,271	131,493	145,900	154,262	142,892
Interbank accounts	30,308	34,291	34,689	52,224	55,303
Lending operations	231,021	244,162	239,445	246,648	244,460
Allowance for loan losses	(14,582)	(14,078)	(15,080)	(15,605)	(16,832)
Other receivables	131,892	130,277	106,410	167,419	155,993
Other assets	2,355	2,292	2,449	2,310	2,486
Permanent assets	17,226	16,075	14,021	13,353	13,645
Investments	38	38	38	38	68
Fixed assets	6,923	6,783	6,707	6,733	6,986
Intangibles	10,265	9,253	7,276	6,581	6,591
Goodwill	27,428	27,531	27,527	27,527	27,490
Others	(17,163)	(18,278)	(20,251)	(20,946)	(20,899)
Total assets	589,956	612,291	605,290	702,407	677,454
Total assets (excluding goodwill)	583,089	606,273	600,223	697,782	673,308

BALANCE SHEET – LIABILITIES AND EQUITY

Liabilities and equity (R$ million)	Dec-14	Mar-15	Jun-15	Sep-15	Dec-15
Current liabilities and long-term liabilities	531,085	553,030	541,233	642,458	620,293
Deposits	143,632	140,580	143,787	145,585	141,886
Demand deposits	16,049	15,255	14,842	18,521	15,698
Saving deposits	37,939	37,569	36,595	35,540	35,985
Interbank deposits	3,776	3,748	3,008	3,402	3,675
Time deposits	85,867	84,008	89,342	88,121	86,528
Money market funding	110,353	117,102	126,218	138,758	134,960
Funds from acceptance and issuance of securities	74,952	83,722	90,496	99,202	99,848
Interbank accounts	14	1,284	1,573	1,626	14
Interbranch accounts	2,678	2,025	2,229	2,617	3,818
Borrowings	24,444	29,274	29,567	39,384	36,762
Domestic onlendings - official institutions	15,614	15,987	15,737	14,767	16,263
Derivative financial instruments	8,813	15,247	12,676	29,870	22,883
Other payables	150,587	147,808	118,948	170,650	163,859
Deferred income	409	408	419	396	385
Minority interest	1,141	1,449	1,906	1,951	1,956
Equity	57,321	57,403	61,732	57,602	54,819
Total liabilitities and equity	589,956	612,291	605,290	702,407	677,454
Equity (excluding goodwill)	50,453	51,385	56,665	52,976	50,673

R$ million	Dec-15	Dec-14	Var. YoY	Sep-15	Var. QoQ
Individuals	84,805	78,304	8.3%	82,786	2.4%
Leasing / auto loans (*)	2,481	3,229	-23.1%	2,714	-8.6%
Credit card	19,134	18,341	4.3%	17,453	9.6%
Payroll loans	14,656	11,342	29.2%	13,886	5.5%
Mortgage	25,932	21,318	21.6%	25,157	3.1%
Agricultural loans	3,453	3,383	2.1%	3,475	-0.6%
Personal loans / others	19,149	20,691	-7.5%	20,101	-4.7%
Consumer finance	33,931	36,756	-7.7%	34,057	-0.4%
Corporate	142,252	130,454	9.0%	145,137	-2.0%
Leasing / auto loans	2,926	3,137	-6.7%	3,006	-2.7%
Real estate	10,718	10,283	4.2%	10,784	-0.6%
Trade finance	20,570	20,455	0.6%	23,436	-12.2%
On-lending	13,745	12,113	13.5%	11,853	16.0%
Agricultural loans	2,611	2,780	-6.1%	2,546	2.6%
Working capital / others	91,682	81,685	12.2%	93,511	-2.0%
Total	260,988	245,514	6.3%	261,980	-0.4%

(*) Including loans to individuals of the consumer finance segment, auto loan portfolio totaled R$ 30,315 million in Dec/15, R$ 31,128 million in Sep/15 and R$ 33,552 million in Dec/14.

In 2015 :

- Revenues increases **36%** in the last 12 months.

Santander Acquiring		2014	2015	2015 vs. 2014
CREDIT	Revenues (R$ million) Transactions (million)	▪ 38,641 ✓ 280.7	▪ 53,744 ✓ 381.9	▪ 39% ✓ 36%
DEBIT	Revenues (R$ million) Transactions (million)	▪ 22,281 ✓ 354.4	▪ 29,321 ✓ 436.4	▪ 32% ✓ 23%
TOTAL	Revenues (R$ million) Transactions (million)	▪ 60,922 ✓ 635.1	▪ 83,065 ✓ 818.3	▪ 36% ✓ 29%

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2,235, 26th floor
São Paulo | SP | Brazil | 04543-011
Phone: 55 11 3553 3300
Facsimile. 55 11 3553 7797
E-mails: ri@santander.com.br
acionistas@santander.com.br

Our purpose is to help people and businesses prosper.

Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

Santander

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